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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. __)


                              MDT Corporation
                              (Name of Issuer)

                              Common Stock

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                552687105
                              (CUSIP Number)

                         Christopher J. Rupright, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         November 27, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 552687105                                    Page 2 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawndale Capital Management, Inc.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  403,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              403,600
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     403,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 552687105                                    Page 3 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Andrew E. Shapiro
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 5,100
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  403,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  5,100
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              403,600
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     408,700
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 552687105                               Page 4 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  343,400
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              343,400
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     343,400
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 552687105                                    Page 5 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Investors, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  60,200
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              60,200
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     60,200
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.90
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 6 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of MDT Corporation, a Delaware corporation ("MDT"). The principal executive office of MDT is located at Stratford Hall, Suite 200, 1009 Slater Road, Morrisville, NC 27560.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, Inc., a California corporation ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and a general partner of DAP and DAI, which are investment limited partnerships. Shapiro is a general partner of DAP and DAI and is the sole director and officer of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 7 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

LCM            Funds Under Management(1)     $2,133,135.40
DAP            Working Capital               $1,816,242.60
DAI            Working Capital               $  316,892.80
Shapiro        Personal Funds                $   30,294.00

(1)  Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment. The Reporting Persons did not at the time of the purchase of the Stock, and do not presently, have any plan to acquire control of MDT.
The Reporting Persons may acquire additional shares of Stock in the open market from time to time, but have no present intention to acquire shares representing more than 10% of the outstanding shares of MDT. The Reporting Persons have been in contact with management and members of the board of directors of MDT to discuss acceleration of strategies MDT plans to employ to maximize the value of the Stock, which the Reporting Persons believe to be undervalued. The Reporting Persons have also been in contact with other significant shareholders of MDT regarding these issues. The Reporting Persons may continue such activities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

LCM       403,600        6.0         -0-     403,600     -0-     403,600
Shapiro   408,700        6.0       5,100     403,600   5,100     403,600
DAP       343,400        5.1         -0-     343,400     -0-     343,400
DAI        60,200        0.9         -0-      60,200     -0-      60,200

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 8 of 10 Pages


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since September 28, 1995.

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

DAP       P    10/6/95          6,000        6.375     BEAR
DAI       P    10/6/95          1,000        6.375     BEAR
DAP       P    10/10/95         5,400        6.435     HERZ
DAI       P    10/10/95           900        6.435     HERZ
DAP       P    10/19/95         8,500        5.750     HERZ
DAI       P    10/19/95         1,500        5.750     HERZ
DAP       P    10/20/95         2,100        6.000     HERZ
DAI       P    10/20/95           400        6.000     HERZ
DAP       P    10/23/95         2,200        5.938     HERZ
DAI       P    10/23/95           300        5.938     HERZ
DAP       P    10/27/95       102,300        4.938     HERZ
DAI       P    10/27/95        18,000        4.938     HERZ
DAP       P    10/30/95         5,100        5.042     BEAR
DAI       P    10/30/95           900        5.042     BEAR
DAP       S    11/16/95         1,800        4.938     HERZ
DAP       P    11/22/95         2,300        4.938     HERZ
DAI       P    11/22/95           200        4.938     HERZ
DAP       P    11/27/95        34,100        4.750     WEDBUSH
DAI       P    11/27/95         5,900        4.750     WEDBUSH
DAP       P    11/27/95         2,100        4.813     INST
DAI       P    11/27/95           400        4.813     INST
DAP       S    11/27/95         1,000        4.936     HERZ
DAP       P    11/28/95         6,600        4.813     BEAR
DAI       P    11/28/95           900        4.813     BEAR
DAP       P    11/29/95         5,000        4.792     BEAR
DAI       P    11/29/95         1,000        4.792     BEAR
DAP       P    11/29/95         7,200        4.813     HERZ
DAI       P    11/29/95         1,300        4.813     HERZ
DAP       P    11/30/95         1,400        4.813     HERZ
DAI       P    11/30/95           200        4.813     HERZ
DAP       P    12/1/95          5,400        4.813     INST
DAI       P    12/1/95            900        4.813     INST
DAP       P    12/4/95          2,200        4.813     INST
DAI       P    12/4/95            300        4.813     INST


     BEAR      -    Bear, Stearns Securities Corp.
     HERZ      -    Herzog, Heine, Geduld, Inc.
     INST      -    Instinet Corporation
     WEDBUSH   -    Wedbush Morgan Securities Inc.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 9 of 10 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM and Shapiro are the general partners of DAP and DAI pursuant to limited partnership agreements providing to LCM and Shapiro the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partners of DAP and DAI are entitled to allocations based on assets under management and realized and unrealized gains.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    December ___, 1995.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.



By:     /s/ Andrew E. Shapiro           By:    /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     General Partner                         General Partner

LAWNDALE CAPITAL MANAGEMENT, INC.



By:     /s/ Andrew E. Shapiro              /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     President

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 10 of 10 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of MDT Corporation, a California corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December ___, 1995.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.



By:     /s/ Andrew E. Shapiro           By:    /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     General Partner                         General Partner

LAWNDALE CAPITAL MANAGEMENT, INC.



By:     /s/ Andrew E. Shapiro              /s/ Andrew E. Shapiro
     Andrew E. Shapiro                       Andrew E. Shapiro
     President

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